Guotai Junan Securities USA, Inc.

Statement of Financial Condition

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69762

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Guotai Junan Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 2000
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fei Yin 646-678-3967
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA, LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Fei Yin, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guotai Junan Securities USA, Inc., as of December 31, 2019, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Chief Executive Officer

Nadia Bakhash
Notary Public, State of New York
No. 01BA6120219
Qualified in Nassau County
Commission Expires Dec. 13, 2024

2-17-2021

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUOTAI JUNAN SECURITIES USA, INC.

Index
December 31, 2020

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Shareholder of Guotai Junan Securities USA, Inc. and
Board of Directors of Guotai Junan Securities Co., Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Guotai Junan Securities USA, Inc., (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2016.

New York, NY
February 17, 2021

GUOTAI JUNAN SECURITIES USA, INC.

Statement of Financial Condition
December 31, 2020

	$
Assets	
Cash	2,317,012
Restricted cash	85,937
Fees receivable	300,000
Fixed assets	3,229
Prepaids and other assets	8,082
Total Assets	2,714,260
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	34,452
Income taxes payable	22,231
Total Liabilities	56,683
Stockholder's equity	
Common stock, $.01 par value,	
5,000 shares authorized, 100 issued and outstanding	1
Additional paid-in capital	4,999,999
Accumulated deficit	(2,342,423)
Total Stockholder's equity	2,657,577
Total Liabilities and Stockholder's Equity	2,714,260

The accompanying notes are an integral part of these financial statements.

GUOTAI JUNAN SECURITIES USA, INC.

1. Organization and Business Description

Organization

Guotai Junan Securities USA, Inc. (the "Company") was formed as a corporation in the State of Delaware on January 19, 2016 as a wholly-owned subsidiary of Guotai Securities USA, Holdings Inc. (the "Parent"). The Parent is wholly-owned by Guotai Junan Global Limited, a company organized in the British Virgin Islands (the "Indirect Owner"), which is wholly-owned by Guotai Junan Financial Holdings Limited, organized in Hong Kong. Effective December 23, 2016, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Business Description

The Company was formed to act as financial advisor in connection with mergers, acquisitions, sales of businesses or assets, corporate divestitures or other corporate restructuring and providing corporate finance advice, including advising issuers in connection with capital raising activities, private placement of securities, acting as finder, including qualifying or soliciting potential institutional investors or transaction participants for M&A or capital raising transactions and serving as the U.S. intermediating broker for its foreign broker-dealer affiliates pursuant to SEC Rule 15a-6.

2. Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes

In accordance with Accounting Standard Codification (ASC) 740, *Accounting for Income Taxes,* the asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined, the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with ASC 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

Cash

Cash consists of cash deposits held in an account at a major financial institution and therefore are subject to credit risk at the financial institution. As of December 31, 2020, the amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") by approximately $1.8 million. However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Restricted Cash

Restricted cash represents cash held at a major financial institution securing an irrevocable standby letter of credit for the benefit of the landlord.

Leases

FASB ASC 842, Leases requires a lessee to record a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes in earnings the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Revenue

The Company's fee income is derived from corporate advisory activities. In accordance with ASC 606 *Revenue from Contracts with Customers* such fees are generally recognized at the point in time that performance obligations under the agreement are completed (the closing date of the transaction) or the contract is terminated. However, for certain contracts, revenue could be recognized over time for advisory arrangements in which the performance obligations are simultaneously provided to the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Fees receivable reported in the Statement of Financial Condition represents amounts receivable from revenue transaction outstanding as of the Balance Sheet date. Management has determined that no allowance is necessary as the collectability of the receivable is assured.

The accompanying notes are an integral part of these financial statements.

Fixed Assets

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The useful lives for furniture and equipment are four years and three years, respectively.

Fair Value of Financial Assets and Liabilities

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, fees receivable, and accrued expenses.

3.   Related Party Transactions

The Company has entered into a Fees Allocation Agreement relating to non-US advisory engagements (the "Agreement") with an affiliate, Guotai Junan Securities Co., Ltd ("GTJA Co.") whereby the parties agree to share the fees earned on advisory services. The Company's part of the fee will be attributed and linked solely to the services rendered or to be rendered by the Company in the United States. GTJA Co.'s part of the fee will be attributed and linked to the work rendered or to be rendered by GTJA Co. outside the United States under the engagement. The parties have agreed the allocation of the overall advisory fees on each transaction based on the actual advisory services provided by each party.

4.   Income Taxes

The Company is subject to taxation in the United States and various state jurisdictions.

At December 31, 2020, the Company had federal and state net operating loss carryforwards ("NOL") of approximately $2,219,000 and $637,000, respectively, available to offset future taxable income. These losses begin to expire in 2037 with net operating losses generated in 2018 to 2020 carrying forward indefinitely. The Company's net deferred tax asset before valuation allowance was $545,347, primarily as a result of NOL. As of December 31, 2020, the Company recorded a full valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will not be realized. During 2020, the valuation allowance increased by $87,419 from $457,928 at December 31, 2019 to $545,347 at December 31, 2020 due to net operating losses for the year.

At December 31, 2020, management believes the Company did not have any uncertain tax positions. At December 31, 2020, the Company's income tax return for the years 2017 to 2019 inclusive are subject to examination by the tax authorities.

5.   Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $2,259,683 that was $2,009,683 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.025 to 1 at December 31, 2020.

The accompanying notes are an integral part of these financial statements.

6. **Significant Customers**

Fee income from one customers amounted to 100% of fee income for the fiscal period ended December 31, 2020. Fees receivable from one customer represents 100% of fees receivable as at December 31, 2020.

7. **Accounting Developments**

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.* The amendments in this ASU require the measurement of all expected credit losses for financial assets held at the reporting date to be based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration.

The Company identified fees receivable as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective if required. The Company determined that no cumulative effective adjustment was required upon adoption.

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards.

8. **Risks and Uncertainties**

Covid-19
During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Litigation
The Company may be named as defendant in legal actions, such as lawsuits and arbitrations seeking compensatory and other damages. Reserves for legal actions are established as appropriate for potential losses that are both probable and reasonably estimable. As of December 31, 2020, management is aware of no such actions that would be reasonably expected to have a material effect on the Company's financial statements.

The accompanying notes are an integral part of these financial statements.

9.   **Subsequent Events**

No other events or transactions subsequent to December 31, 2020 through the date this financial statement was issued that would require recognition or disclosure in this financial statements.

The accompanying notes are an integral part of these financial statements.